Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-122917) on Form N-1A of Princeton Futures Strategy Fund, a series of the Northern Lights Fund Trust, of our report dated May 30, 2013, relating to our audits of the consolidated financial statements and consolidated financial highlights, which appear in the Annual Report on Form N-CSR of Princeton Futures Strategy Fund, a Series of the Northern Lights Fund Trust, for each of the two years in the period ended March 31, 2013 and for the period from from July 19, 2010 (commencement of operations) through March 31, 2011.

We also consent to the references to our firm under the captions "Independent Registered Public Accounting Firm" appearing in the Statement of Additional Information and "Consolidated Financial Highlights" appearing in the Prospectus, which are part of this Registration Statement.

/s/McGladrey LLP

Denver, Colorado

July 29, 2013